SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. First quarter 2012 results

press release

1 May, 2012

BP FIRST QUARTER 2012 RESULTS

BP today reported its financial results for the first quarter of 2012. Underlying replacement cost profit, adjusted for non-operating items and fair value accounting effects, was $4.8 billion for the quarter, compared to $5.0 billion in the previous quarter. The quarter's result was impacted adversely by a $541 million consolidation adjustment in respect of unrealised profits in inventory held within the downstream business (see notes).

The company also said that it is making good progress towards the operational milestones that it expects to meet in 2012 - advancing the development of major new projects, continuing to gain promising new exploration access, and continuing its $38 billion divestment programme.

Group chief executive Bob Dudley said: "We have made a good start against our strategic priorities for 2012. During the quarter we gained access to significant new deepwater and US shale exploration acreage, our ongoing divestment programme has reached $23 billion, and we have five deepwater rigs at work in the Gulf of Mexico. This operational progress will underpin the financial momentum we expect to come through as we move into 2013 and 2014."

Operating cash flow for the quarter was $3.4 billion, compared to $2.4 billion in the first quarter of 2011. The net cash outflow relating to the Gulf of Mexico oil spill was $1.2 billion for the quarter compared to $2.8 billion a year earlier. The quarter's cash flow was adversely affected by an increase of around $3 billion in net working capital as inventory levels and prices increased. At the end of the quarter, gearing was 20.7 per cent and BP held just over $14 billion in cash. The company today announced a dividend of 8c per share for the first quarter of 2012.

Underlying replacement cost profit in the upstream improved compared to the previous quarter, due to the better environment, a higher contribution from gas marketing and trading and lower costs.

BP reported oil and gas production, excluding TNK-BP, in the first quarter of 2.45 million barrels of oil equivalent a day (boe/d). Reported production in the second quarter is expected to be lower, affected by the normal seasonal increase in turnaround activity. TNK-BP production was 1.02 million boe/d net to BP and in the quarter BP received a cash dividend from TNK-BP of $690 million.

Despite a challenging external environment, all three downstream businesses - fuels, lubricants and petrochemicals - delivered higher underlying replacement cost profits than in the previous quarter.

Strategic progress
BP continues to make progress against its strategic 10-point plan to grow value for shareholders over the next three years.

It has now announced divestments totalling approximately $23 billion since the beginning of 2010. BP completed the $1.2 billion sale of gas assets in Kansas in March, the $1.7 billion sale of its Canadian natural gas liquids business in April and agreed in March to sell its Southern North Sea gas assets to Perenco for $400 million. It continues to make progress with the divestments of two of its US refineries and associated marketing assets.

BP today also announced that, as it continues to focus its businesses worldwide around major assets and future growth opportunities, it is marketing for sale its interests in certain non-strategic assets in the Gulf of Mexico, including the Marlin, Horn Mountain, Holstein, Ram Powell and Diana Hoover fields.

Reflecting its increased focus on exploration, BP has added significantly to its interests in promising South Atlantic equatorial margin plays during the quarter, farming-in to four exploration concessions with Petrobras in Brazil, deepening its interests offshore Namibia, and being awarded three new blocks offshore Uruguay. BP also gained access to the promising potentially liquids-rich Utica shale formations in Ohio.

BP remains on track to start up six new major upstream projects in 2012 with Clochas-Mavacola in Angola and Galapagos in the Gulf of Mexico expected to start in the second quarter. BP continues to progress plans for the Mad Dog Phase II project in the Gulf of Mexico; the final investment decision for the project is expected in 2013. Five deepwater rigs are operational on BP-operated fields in the Gulf of Mexico; two undertaking appraisal, two undertaking production activity and one plugging and abandoning a well. BP expects to have eight rigs operating in the Gulf of Mexico before the end of the year.

In the downstream, construction of the Whiting refinery project is over 60 per cent complete and remains on track for start-up in the second half of 2013.

US progress
During the quarter, BP made payments of $1.5 billion to the $20 billion Trust, including $250 million following settlement with Cameron. At the end of the quarter, BP had made payments into the Trust totalling $16.6 billion and expects its payments to end in the fourth quarter of this year, a year earlier than initially anticipated.

At the end of the first quarter, BP had paid a total of $8.3 billion in individual, business and government entity claims, advances and other payments. On 18 April, BP announced it had, subject to court approval, reached definitive and fully-documented agreements with the Plaintiffs' Steering Committee to resolve the substantial majority of eligible private economic loss and medical claims stemming from the Deepwater Horizon accident and oil spill.

The cost of the proposed settlement is expected to be around $7.8 billion, to be paid from the Trust. While BP has sought to reliably estimate the cost of the settlement agreements, it is possible that the actual cost could be higher or lower than this estimate, depending on the outcomes of the court-supervised processes. The estimated cost of the settlement is not expected to result in any increase to the total charge taken in respect of the Gulf of Mexico oil spill, which remains at $37.2 billion at the end of the first quarter.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Notes:

• Stock Exchange Announcement dated 1 May 2012: For further information on BP's results announced today, please see the First Quarter Results Stock Exchange Announcement dated 1 May 2012.

•       Unrealised profits in inventory: Oil is sold from the upstream to the downstream segment at market-based prices. At each period-end a consolidation adjustment is made to remove the unrealised profit associated with any inventories which have not yet been sold outside the group. The impact on the result in each period is determined by the volumes of inventory held at the beginning and end of the period and the movements in relevant market prices and production costs.

•       Reconciliations to GAAP: This press release contains certain financial information - including underlying replacement cost profit, and replacement cost profit - that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

Cautionary statement:

•       This press release contains certain forward-looking statements with respect to the operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, these include certain statements regarding: expectations regarding certain operational milestones in 2012; expectations regarding financial momentum in 2013 and 2014; the expected level of production in the second quarter of 2012; expectations regarding the '10-point plan'; prospects for BP's $38-billion divestment programme; expectations regarding drilling and rig activity in the Gulf of Mexico; the expected timing, start-up and composition of future projects; the expected timing for the completion of payments to the Trust fund; the prospects for the approval of the settlement agreements with the Plaintiffs' Steering Committee (PSC); the expected cost of the settlement agreements with the PSC, and the source of the funding thereof and the expected impact thereof on the $37.2 billion charge taken in respect of the Gulf of Mexico oil spill. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the factors such as: the timing of bringing new fields on stream; the timing and successful completion of certain disposals; OPEC quota restrictions; PSA effects; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; actions by regulators; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Risk Factors" in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the US Securities and Exchange Commission (SEC).

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 1 May  2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary